United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

06599 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-            )

Exhibits:

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007	Exhibit 99.1

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the year ended December 31, 2009.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-32741), filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2009 (our “2008 Form 20-F”).

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into our registration statement on Form F-3 (Registration No. 333-160114), filed with the Securities and Exchange Commission on June 19, 2009. The audited consolidated financial statements included in this report as Exhibit 99.1 supersede the audited consolidated financial statements included in the 2008 Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, indebtedness levels, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses;

•	statements about our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Mexico or other countries;

•	statements about interest rates, currency exchange rates and foreign securities markets;

•	statements about the availability and cost of external financing for our operations, which have been affected by the stress experienced by the global financial markets;

•	statements about the renewal, revocation or expropriation of our concessions, decisions of regulatory and judicial authorities, and the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under Item 3. Risk Factors in our 2008 Form 20-F, include regulatory developments, economic and political conditions, which have been affected by the global economic crisis, competition, customer demand, government policies, inflation rates, exchange rates and technological changes. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

PRESENTATION OF FINANCIAL STATEMENTS

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 17 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of net income and total stockholders’ equity; and condensed financial statements under U.S. GAAP.

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial information for periods through December 31, 2007 is presented in constant pesos as of December 31, 2007, while our financial information for 2009 and 2008 is presented in nominal pesos. See Note 1(II)(b) to our audited consolidated financial statements. In our financial information for 2009 and 2008, inflation adjustments for prior periods have not been removed from stockholders’ equity, and the re-expressed amounts for non-monetary assets at December 31, 2007 became the accounting basis for those assets beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS.

In December 2007, we transferred our Latin American and yellow pages directory businesses to a new, separate entity, Telmex Internacional, S.A.B. de C.V., or Telmex Internacional, in an escisión, or split-up (the “Escisión”). The businesses we transferred to Telmex Internacional are presented as discontinued operations for dates and periods prior to the effective date of the Escisión, which was December 26, 2007 under Mexican FRS and June 10, 2008 under U.S. GAAP. See Note 2 to our audited consolidated financial statements.

References in this report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos” or “P.” are to the lawful currency of Mexico.

This report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollar amounts at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from pesos at the exchange rate of P.13.0587 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2009. On March 23, 2010, the applicable Banco de México exchange rate for pesos was P.12.5796 to U.S.$1.00.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2009, which have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this report.

	As of and for the year ended December 31,
	2009(1)		2009(2)		2008(2)		2007		2006		2005
	(millions of U.S. dollars)		(2009 and 2008 in millions of pesos, previous years in millions of constant pesos as of December 31, 2007)
Income Statement Data:
Mexican FRS:
Operating revenues	U.S.	9,120	P.	119,100	P.	124,105	P.	130,768	P.	129,755	P.	131,449
Operating costs and expenses		6,489		84,736		84,362		86,884		83,491		85,210
Operating income		2,631		34,364		39,743		43,884		46,264		46,239
Financing cost, net		330		4,314		9,233		3,349		3,770		5,699
Income from continuing operations, net of income tax		1,567		20,469		20,177		28,889		27,701		27,263
Income from discontinued operations, net of income tax		—		—		—		7,166		2,615		4,926
Net income		1,567		20,469		20,177		36,055		30,316		32,189
U.S. GAAP:
Operating revenues	U.S.	9,120	P.	119,100	P.	124,105	P.	130,768	P.	129,755	P.	131,449
Operating costs and expenses		6,672		87,128		85,749		89,983		87,676		89,782
Operating income		2,448		31,972		38,356		40,785		42,079		41,667
Income from continuing operations, net of income tax		1,518		19,818		19,782		28,985		27,087		26,221
Income from discontinued operations, net of income tax		—		—		2,173		6,848		1,081		3,100
Net income(3)		1,518		19,818		21,955		35,833		28,168		29,321
Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	U.S.	7,987	P.	104,305	P.	112,865	P.	120,649	P.	124,613	P.	130,088
Total assets from continuing operations		13,658		178,355		187,125		172,826		188,182		200,793
Total assets from discontinued operations		—		—		—		—		107,366		93,980
Total assets		13,658		178,355		187,125		172,826		295,548		294,773
Short-term debt and current portion of long-term debt		1,514		19,769		22,883		12,282		9,041		14,501
Long-term debt		6,364		83,105		84,172		79,180		81,376		75,696
Total stockholders’ equity		2,935		38,321		39,371		42,159		121,321		135,879
Capital stock		691		9,020		9,139		9,403		28,011		29,728
U.S. GAAP:
Plant, property and equipment, net	U.S.	8,152	P.	106,453	P.	115,676	P.	124,825	P.	130,215	P.	136,824
Total assets from continuing operations		12,823		167,453		177,033		163,263		183,815		207,272
Total assets from discontinued operations								132,191		87,807		70,466
Total assets		12,823		167,453		177,033		295,454		271,622		277,738
Short-term debt and current portion of long-term debt		1,514		19,769		22,883		12,282		9,041		14,501
Long-term debt		6,364		83,105		84,172		79,180		81,376		75,696
Total stockholders’ equity (3)		572		7,465		11,309		122,414		103,195		117,935
Capital stock		691		9,020		9,139		27,231		28,011		29,728

(See footnotes on following page)

	December 31,
	2009	2008	2007	2006	2005
Operating Data:
Billed lines (thousands) (4)	15,882	17,589	17,800	18,251	18,375
Internet access accounts (thousands)	6,651	5,217	3,320	2,660	2,116
Billed lines per employee (4)	384.5	413.8	401.8	402.0	399.6
Domestic long-distance call minutes for the year (millions)	19,837	19,687	18,275	18,108	17,853
International long-distance call minutes for the year (millions)(5)	7,526	8,733	9,531	8,997	7,131
Total local calls (millions)	20,835	22,583	24,892	26,575	26,680
Prepaid telephone service cards sold (millions)	83	120	187	230	258

(1)	U.S. dollar amounts provided are translations from the peso amounts, solely for the convenience of the reader, at an exchange rate of P.13.0587 per U.S. dollar, the exchange rate reported by Banco de México for December 31, 2009.
(2)	Note 1 to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that became effective in 2009 and 2008. The pronouncements that became effective on January 1, 2009 and 2008, were fully implemented in the financial statements included in this Report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008.
(3)	Prior years were retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to ASC 810 Consolidation. See Note 17. Differences between Mexican FRS and U.S. GAAP to our audited consolidated financial statements. ASC 810 states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.
(4)	Until 2008, includes lines with at least two months behind on bill payments.
(5)	Includes incoming and outgoing traffic.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2009, in accordance with Mexican FRS and U.S. GAAP.

	Year ended December 31,
	2009	2008	2007	2006	2005
Mexican FRS(1)	5.7	4.9	7.1	6.7	7.0
U.S. GAAP(2)	5.6	4.9	7.0	6.7	6.8

(1)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges during the period. Fixed charges for this purpose consist of interest expense during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(2)	Earnings for this purpose consist of earnings from continuing operations before provision for income tax and equity interest in net income of affiliates, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and notes thereto included in this report. Our audited consolidated financial statements have been adjusted to treat as discontinued operations the businesses we transferred to Telmex Internacional in the Escisión in December 2007. Accordingly, they differ from the financial statements we have previously published. Except where we specify otherwise, the discussion below concerns only our continuing operations and not those we transferred to Telmex Internacional in the Escisión.

Overview

Our total revenues have fallen in recent years, as declining revenues from local, interconnection and long-distance services have been only partly offset by increasing revenues from data services. In response to competitive market pressures, we have not raised our nominal rates since 2001, and we have given discounts for our services. Revenue has also declined, partly because we provide our customers with packages of a range of services that effectively provide larger discounts.

Competition and changing technologies have had extensive effects on our financial performance. We expect continued pressure on prices for basic telephone services. In local service, rapid growth in mobile telecommunications has made mobile phone operators the main competitors for local networks. In addition, local and long-distance services face competition from other means of communication such as cable providers, private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. On the other hand, the number of our broadband Internet access subscribers (Infinitum ADSL) grew by 30.2% in 2009 and 71.3% in 2008, and we expect that it will continue to grow and could affect the usage of other services.

Our mix of revenues has been changing as a result. Revenues from voice services represented 69.2% of our total revenues in 2009 compared to 74.7% in 2008, while revenues from data services represented 25.9% of our total revenues in 2009 compared to 20.4% in 2008. These changes have also affected our profit margins. In 2009, total revenues decreased by 4.0%, but our operating income decreased by 13.5%. Our operating margin decreased to 28.9% in 2009 from 32.0% in 2008, because of the changing mix of our revenues.

We expect that our revenues attributable to voice services will continue to decline as a result of continued pressure on prices and continued migration of customers to mobile and alternative products. We expect our revenues from data services will increase as a percentage of our total revenues as demand for integrated telecommunications solutions among corporate customers and Internet penetration rates among residential customers continue to rise. We expect that the decline in revenues from voice services will be partly offset by an increase in data services revenues.

Our future results may be affected significantly by factors beyond our control, including general economic and financial conditions in Mexico, exchange rate variations and regulatory developments. The current recessionary environment may further exacerbate the impact of these factors on us. Our performance may also be affected by acquisitions and other investments we may make. Exchange rate variations on our U.S. dollar-denominated indebtedness contribute to the volatility of our financing cost, which we manage through the use of derivative instruments. Exchange gain, net, was P.1,097 million in 2009 and exchange loss, net, was P.2,494 million in 2008. Finally, we may be affected by actions taken by regulatory authorities and by judicial decisions on regulatory matters.

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial statements for periods through December 31, 2007 have been re-expressed in constant pesos as of December 31, 2007, using a factor that is based on the Mexican consumer price index. The value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. See Note 1(II)(b) to our audited consolidated financial statements.

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2009			2008			2007
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
	(in millions of pesos in 2009 and 2008 and in millions of constant pesos as of December 31, 2007 for 2007)
Operating revenues:
Local service	P.	45,028	37.8%	P.	48,982	39.5%	P.	54,398	41.6%
Domestic long-distance service		14,143	11.9		15,742	12.7		17,349	13.3
International long-distance service		6,662	5.6		8,793	7.1		9,678	7.4
Interconnection service		16,573	13.9		19,140	15.4		22,604	17.3
Data services		30,817	25.9		25,387	20.4		22,280	17.1
Other		5,877	4.9		6,061	4.9		4,459	3.3

		119,100	100.0		124,105	100.0		130,768	100.0

Operating costs and expenses:
Cost of sales and services		34,159	28.7		32,523	26.2		32,364	24.7
Commercial, administrative and general expenses		20,830	17.5		19,863	16.0		19,553	15.0
Interconnection		11,796	9.9		14,043	11.3		16,542	12.6
Depreciation and amortization		17,951	15.0		17,933	14.5		18,425	14.1

		84,736	71.1		84,362	68.0		86,884	66.4

Operating income		34,364	28.9%		39,743	32.0%		43,884	33.6%

Other expenses, net		1,350			679			44

Financing cost:
Interest income		(711)			(913)			(1,396)
Interest expense		6,122			7,652			6,615
Exchange (gain) loss, net		(1,097)			2,494			643
Monetary gain, net(1)		—			—			(2,513)

		4,314			9,233			3,349
Equity interest in net income (loss) of affiliates		255			(62)			17

Income before income tax		28,955			29,769			40,508

Income tax		8,486			9,592			11,619

Income from continuing operations		20,469			20,177			28,889

Income from discontinued operations, net of income tax		—			—			7,166

Net income	P.	20,469		P.	20,177		P.	36,055

Distribution of net income:
Controlling interest	P.	20,469		P.	20,177		P.	35,485
Non-controlling interest		—			—			570

	P.	20,469		P.	20,177		P.	36,055

Earnings per share from continuing operations	P.	1.11		P.	1.07		P.	1.46

Earnings per share from discontinued operations	P.	—		P.	—		P.	0.34

Earnings per share	P.	1.11		P.	1.07		P.	1.80

(1)	We do not report monetary gain after 2007, because we are no longer required to present the effects of inflation under Mexican FRS after 2007.

Revenues

Total revenues in 2009 were P.119,100 million, a decrease of 4.0% compared to 2008, primarily due to a decline in revenues from local services, long-distance services and the “calling party pays” service, partly offset by the increase in revenues generated from data services. The percentage of our revenues attributable to voice services (including local, long-distance and interconnection services) declined from 74.7% in 2008 to 69.2% in 2009, while revenues from data services grew to 25.9% of our revenues in 2009 compared to 20.4% in 2008.

Local Service Revenues

Operating revenues from local services include installation charges for new lines, monthly line rental charges, monthly fees for digital services and monthly measured service charges based on the number of calls. These revenues depend on the number of billed lines, the number of new lines installed and the volume of calls. Measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly allotment. Accordingly, revenues from local service for residential customers do not depend solely on usage volume.

Revenues from local service decreased by 8.1% in 2009 and 10.0% in 2008. The decreases in 2009 and 2008 were principally due to a decrease in billed lines, lower average revenue per local billed call and reductions in local traffic due to competition from both wireless and other fixed-line service providers.

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long-distance calls. The amount of operating revenues from domestic long-distance service depends on rates and traffic volume.

Domestic long-distance revenues decreased by 10.2% in 2009 and by 9.3% in 2008. The decrease in 2009 was primarily due to lower average revenue per minute. The decrease in 2008 was primarily because the increase in traffic was not enough to offset the lower average revenue per minute. Lower average revenue per minute in both 2009 and 2008 was due to our increased offerings of multi-service packages that include long-distance minutes, which promote traffic volume but reduce average revenue per minute.

International Long-distance Revenues

Operating revenues from international long-distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2009, settlement payments from foreign carriers represented 2.2% of our consolidated revenues and 38.7% of our international long-distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long-distance revenues decreased by 24.2% in 2009 and by 9.1% in 2008. The decrease in 2009 was primarily due to a decline in outgoing traffic of 31.8%, reflecting a decrease in Mexico’s economic activity as well as a decrease in traffic from mobile operators, partially offset by an increase in average revenue per minute. Revenues from incoming international long-distance traffic decreased by 22.8% in 2009, mainly due to an 8.6% decline in incoming traffic and a reduction in average revenue per minute. The decrease in 2008 was primarily due to lower average revenue per minute and a decline of incoming traffic. Outgoing billed minutes increased by 2.1% and incoming billed minutes decreased by 11.1%.

Revenues from Interconnection Service

Revenues from interconnection service are comprised of fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long-distance calls. Calls between fixed and mobile telephones are subject to the “calling party pays” service, which covers long-distance calls as well as local calls. In the case of local and domestic long-distance service, under the “calling party pays” service, our fixed-line customers pay us an interconnection charge when they call a mobile telephone. Of that amount, we pay a percentage to the mobile carrier that completed the call (68.1% in 2009). We recognize the amount paid to us under interconnection revenue, and we recognize the amount we pay under interconnection cost.

Revenues from interconnection service decreased by 13.4% in 2009 and by 15.3% in 2008. The decreases in 2009 and 2008 were primarily due to a decrease of the “calling party pays” rates and a decline in traffic due to increased market penetration by mobile phone carriers. In 2009, revenues from fixed-to-mobile calls represented 84.2% of interconnection revenues (88.2% in 2008) and revenues from local and long-distance operators represented 10.6% of interconnection revenue (8.2% in 2008 ). The balance of interconnection revenues represented payments from mobile phone carriers for mobile-to-fixed calls. Pursuant to an agreement with all mobile phone operators in Mexico concluded in 2006, the “calling party pays” rate for local, domestic long-distance and international long-distance services declined from 2006 to 2010.

Revenues from Data Services

Revenues from data services consist of revenues from Internet access service and corporate networks. Revenues from Internet access service include service fees for broadband and dial-up Internet access. Revenues from corporate networks mainly consist of revenues from installing and leasing dedicated private lines, revenues from virtual private network (VPN) services and revenues from the sale of value-added services to these customers.

Revenues from data services increased by 21.4% in 2009 and by 13.9% in 2008. The increases in 2009 and 2008 were primarily due to increases in the number of Internet access accounts by 30.2% in 2009 and 71.3% in 2008 (totaling 6.5 million in 2009 and 5.0 million in 2008), partially offset by lower average revenues per Internet access account. Revenue from data services also increased in 2009 and 2008 due to higher revenues from VPN services and data-related value-added services for the corporate market.

Other Revenues

The main components of other revenues are sales of computers, telephones and accessories at Telmex stores and billing and collection services offered to third parties. Other revenues decreased by 3.0% in 2009 and increased by 35.9% in 2008. The decrease in 2009 was mainly due to lower revenues from our billing and collection services, partially offset by increased sales of computers at Telmex stores. The increase in 2008 was primarily due to higher sales of computers at Telmex stores.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 5.0% in 2009 and by 0.5% in 2008. The increase in 2009 was primarily due to higher labor costs, cost of goods sold attributable to higher sales of computers and telecommunications equipment and third party services for corporate customers. The increase in 2008 was due to cost of goods sold attributable to higher sales of computers, higher utilities expenses, and higher expenses for maintenance and third party services related to our corporate customers’ networks as well as our data network.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 4.9% in 2009 and 1.6% in 2008. The increase in 2009 was primarily due to higher charges for doubtful accounts receivable, higher labor costs and higher sales activities related to the growth of Internet broadband services, effects partially offset by various initiatives to reduce costs. The increase in 2008 was primarily due to increased expenses related to sales activities and a higher charge for doubtful accounts receivable, partially offset by lower expenses related to a lower number of prepaid cards sold in 2008.

Interconnection Costs

Interconnection costs include payments to mobile phone carriers for “calling party pays” services. Interconnection costs decreased by 16.0% in 2009 and by 15.1% in 2008. The decreases in 2009 and 2008 were due to both a decline in the rate paid to mobile phone operators for calls under the “calling party pays” services and a decline in fixed-to-mobile traffic.

Depreciation and Amortization

Depreciation and amortization remained stable in 2009 and decreased by 2.7% in 2008. The decrease in 2008 was due to a decrease in the amount of our depreciable assets. According to Mexican FRS applicable through 2007, we adjusted imported fixed assets based on the rate of inflation in the country of origin of the asset and the prevailing exchange rate. Fixed assets acquired in Mexico were adjusted based on the rate of Mexican inflation.

Operating Income

In 2009, operating income decreased by 13.5%, reflecting a 4.0% decrease in revenues and a 0.4% increase in operating costs and expenses. Operating margin decreased to 28.9% in 2009 from 32.0% in 2008.

In 2008, operating income decreased by 9.4%, reflecting a 5.1% decrease in revenues and a 2.9% decrease in operating costs and expenses. Operating margin decreased to 32.0% in 2008 from 33.6% in 2007. The decrease in operating margins in both periods reflects a continuing shift in our mix of revenues, with voice services representing a lower proportion of revenues and data services representing a higher proportion.

Other Expenses, Net

Other expenses, net, amounted to P.1,350 million in 2009, P.679 million in 2008 and P.44 million in 2007. Other expenses, net, mainly consist of the net amount we are required to recognize under our employee profit sharing obligations. Telmex, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

In 2007, other expenses were offset by a gain of P.1,653 million as a result of the favorable resolution of legal proceedings between us and the Mexican tax authorities regarding the deductibility of employee profit sharing amounts we paid in 2004 and 2005. Other expenses in 2007 were also offset by a gain of P.372 million from the sale of marketable securities and a gain of P.188 million from recoveries under our insurance policies, principally in connection with damages caused by hurricanes.

Financing Cost, Net

Under Mexican FRS, net financing cost reflects interest income, interest expense, and foreign exchange gain or loss. Through 2007, it also included the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (64.8% at December 31, 2009) is denominated in U.S. dollars, and we engage in derivative transactions to manage our exposure to exchange rate variation.

In 2009, net financing cost was P.4,314 million compared with P.9,233 million in 2008. The changes in each component were as follows:

•	Interest income decreased by 22.1% in 2009 and by 34.6% in 2008. The decreases in 2009 and 2008 were both due to a lower average level of interest-bearing assets.

•

Interest expense decreased by 20.0% in 2009 and increased by 15.7% in 2008. The decrease in 2009 was primarily due to a lower average level of debt. The increase in interest expense in 2008 was partly due to the losses on interest-rate swaps, offset by a lower average interest rate and a lower average level of debt. In each year, we recognized net losses on interest-rate swaps (P.2,057 million in 2009, P.2,440 million in 2008 and P.176 million in 2007).

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We recorded net exchange gain of P.1,097 million in 2009 and net exchange loss of P.2,494 million in 2008. In 2009, the net exchange gain was due to a gain caused by the appreciation of the peso against the U.S. dollar by approximately 3.5% during 2009, partly offset by net fair value losses on currency hedging instruments. In 2008, the net exchange loss was due to a loss caused by the depreciation of the peso against the U.S. dollar by approximately 24.6% during 2008, offset by a net fair value gain on currency hedging instruments.

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Beginning 2008, we did not recognize the effects of inflation because of a change in Mexican FRS. Through 2007, we recognized a net gain in our monetary position because average monetary liabilities exceeded average monetary assets.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2009, 2008 and 2007. Under the Mexican Tax Reform Law approved in December , 2009, the corporate income tax rate will be increased from 28% to 30% for 2010 through 2012, and will be scaled back to 29% in 2013 and to 28% in 2014 and future years. Our effective rate of corporate income tax as a percentage of pre-tax profit was 29.3% in 2009, 32.2% in 2008 and 28.7% in 2007. Although after 2007 we no longer recognize the effects of inflation in our financial statements, we do continue to recognize the impact of inflation for tax reporting purposes. This causes our pretax income to be affected by taxable monetary gain on our net monetary liabilities and by higher depreciation due to the application of inflation indexation on our assets. As a result, our effective tax rate in 2009 was lower than in 2008 due to a lower rate of inflation of 3.6% in 2009 compared to 6.5% in 2008. In 2008, as a result of the impact of inflation for tax purposes, our taxable income was higher than our income under Mexican FRS, and our effective tax rate was higher in 2008 than in 2007.

On October 1, 2007, the Flat-Rate Business Tax Law (FRBT or “Impuesto Empresarial a Tasa Única”) was published and became effective as of January 1, 2008. Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the FRBT, certain FRBT credits also may be deducted from the FRBT payable. Under the FRBT’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

Income from Continuing Operations, Net

Income from continuing operations, net, increased by 1.4% in 2009 and decreased by 30.2% in 2008. The increase in 2009 was due to lower financing cost and income taxes, offset by the decline in revenues from voice services. The decrease in 2008 was due to a decline in revenues from voice services and an increase in the financing cost, partly offset by a decrease in income taxes.

Liquidity and Capital Resources

Our main capital requirements are capital expenditures, dividend payments, share repurchases and the repayment of debt. We have generally met our capital requirements primarily from operating cash flows and some limited borrowing. Cash flows provided by operating activities were P.40,235 million in 2009 and P.45,905 million in 2008.

We had a working capital surplus of P.14,547 million at December 31, 2009. We believe that our working capital is sufficient to cover our current requirements.

Our capital expenditures were P.8,998 million in 2009, P.10,081 million in 2008 and P.13,440 million in 2007. In 2009, we used 67.4% of our capital expenditures for projects in data, connectivity and transmission networks, and the balance for other projects. We expect that our capital expenditures in 2010 will be approximately P.10.2 billion (U.S.$761 million), excluding expenditures for any business acquisitions we may make. If we receive authorization to provide triple-play services, we will evaluate whether to increase our capital expenditures to invest in related equipment.

The amount we spent on share repurchases was P.4,095 million in 2009, P.12,872 million in 2008 and P.15,783 million in 2007. The amount spent on share repurchases is determined from time to time by the Board of Directors taking into account factors including the price of our shares and our capital resources.

Dividends paid totaled P.15,093 million in 2009, P.7,609 million in 2008 and P.8,630 million in 2007.

In the table below we set forth certain contractual obligations as of December 31, 2009, consisting of debt and purchase obligations, and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative instruments, which provide for payment flows that vary depending on exchange rates and interest rates. Purchase obligations include capital commitments primarily for equipment supply and maintenance contracts. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2009)
	Total	2010	2011-2012	2013-2014	2015 and beyond
	(in millions of pesos)
Contractual obligations:
Total debt(1)	P.102,874	P.19,769	P.31,201	P.19,725	P.32,179
Purchase obligations	3,373	2,133	1,240	—	—

Total	P.106,247	P.21,902	P.32,441	P.19,725	P.32,179

(1)	Excludes interest payments, fees and the effect of derivative instruments.

At December 31, 2009, we had total indebtedness of P.102,874 million (approximately U.S.$7,878 million) compared to total indebtedness of P.107,055 million (approximately U.S.$7,908 million) at December 31, 2008. In 2009, we incurred additional U.S. dollar and peso-denominated debt and reduced our debt by repaying P. 22,052 million (approximately U.S.$1,689 million).

We have a total amount of P.19,769 million (U.S.$1,514 million) in debt that has come, or will come, due in 2010, part of which has been financed with debt incurred in 2009 and part of which we plan to refinance with new debt in 2010. Of that total amount, we already repaid P.12,294 (U.S.$950 million) in senior notes that came due in January 2010.

The major categories of indebtedness are as follows:

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U.S. dollar-denominated bank loans. These include two syndicated loan facilities, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2009 was approximately 0.7%. We had U.S.$2,855 million (P.37,282 million) in bank loans outstanding at December 31, 2009. The largest component is a credit facility that we obtained in August 2006, of which U.S.$1,700 million remain outstanding in two tranches: U.S.$1,000 million maturing in 2011 and U.S.$700 million maturing in 2013. In June 2006, we obtained a U.S.$500 million syndicated loan facility divided into two equal tranches maturing in 2010 and 2012.

Certain of our bank loans contain financial and operating covenants. The financial covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

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Senior notes issued outside Mexico. We had U.S.$2,248 million (P.29,361 million) and P.4,500 million aggregate principal amounts of senior notes outstanding at December 31, 2009. After repayment of P.12,294 million (U.S.$950 million) in senior notes that came due in January 2010, we have three outstanding series of senior notes issued outside of Mexico:

Maturity	Issuance	Interest	Outstanding Amount (millions)
January 2015	January/February 2005	5.50%	U.S.$	798
January 2016	January 2006	8.75%	P.	4,500
November 2019	November 2009	5.50%	U.S.$	500

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Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificados bursátiles) from time to time in the Mexican market. Some of these notes bear interest at fixed rates and some bear interest at specified spreads based on the Mexican interbank equilibrium interest rate (Tasa de Interés Interbancaria de Equilibrio). At December 31, 2009, we had P.25,900 million of such notes outstanding, maturing from 2011 to 2037, and the weighted average interest rate was 6.3%.

We also have smaller amounts of other categories of outstanding indebtedness, including peso-denominated loans from Mexican banks and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from Mexican and international banks, although if market conditions change, we may seek funding from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom or its present controlling shareholders continue to control a majority of our voting stock.

At December 31, 2009, 64.8% of our total consolidated indebtedness was denominated in U.S. dollars, 32.3% was denominated in Mexican pesos and the remainder was denominated in other currencies. Our currency hedging practices are described below.

At December 31, 2009, 59.1% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds at December 31, 2009 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees and the effect of interest-rate swaps) was approximately 4.0% (compared to approximately 4.1% at December 31, 2008). The inclusion of fees and the effect of interest-rate swaps in the calculation of weighted average cost of all borrowed funds at December 31, 2009 would increase such cost by 1.9% to approximately 5.9% (compared to approximately 6.2% at December 31, 2008). Such cost does not include the effect of exchange rate variations. We have not pledged any assets as security for our debt.

Derivatives and Hedging

A substantial part of our indebtedness is denominated in U.S. dollars (64.8% as of December 31, 2009), and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2009, our U.S. dollar-denominated indebtedness amounted to P.66,643 million. In addition, a substantial part of our indebtedness bears interest at variable rates (59.1% as of December 31, 2009). As a result, we are exposed to risks from changing currency exchange rates and interest rates.

To offset these risks, we enter into derivative financial instruments with large financial institutions to minimize the impact of fluctuations in exchange rates and variable interest rates on our indebtedness. We have not entered into derivative financial instruments for any other purposes, although we may do so in the future. The types of derivative instruments we have typically entered into in recent periods include cross-currency swaps (in which we generally pay peso amounts based on peso interest rates and receive U.S. dollar amounts based on dollar interest rates), interest-rate swaps (in which we generally pay amounts based on fixed interest rates and receive amounts based on variable interest rates) and forward exchange contracts (in which we generally agree to use pesos to purchase U.S. dollars at a future date).

Our use of derivatives varies from time to time, depending on our judgment about our level of exposure to exchange rate and interest rate risk, and the costs of derivative instruments. The aggregate notional amount of our interest-rate swaps may be greater or less than the principal amount of our debt, and we may discontinue hedging at any time. We review and change our derivatives positions regularly, and our derivatives policies change from time to time. Under Mexican FRS, we account for the derivative instruments on a fair value basis. See Note 7 to our audited consolidated financial statements.

We have engaged in derivatives transactions to reduce our exposure to changes in exchange rates. As of December 31, 2009, our cross-currency swaps covered foreign currency liabilities of U.S.$4,178 million and short-term forwards contracts covered U.S. dollar liabilities of U.S.$245 million, although the amount of our derivatives position varies substantially from time to time.

We have also engaged in derivatives transactions to reduce our exposure to changes in interest rates. Specifically, we have entered into interest-rate swaps in which we pay interest at a fixed rate and receive interest at a variable rate, on a notional amount in Mexican pesos or U.S. dollars. From time to time, we have also entered into interest-rate swaps in which we pay variable rates and receive fixed rates, as part of the management of our overall position. The general effect of these swaps is to replace an obligation to pay variable-rate interest on our debt with an obligation to pay fixed-rate interest. As of December 31, 2009, the aggregate notional amount of our peso-denominated variable rate to fixed rate interest-rate swaps was P.23,752 million. In the past, we entered into U.S. dollar-denominated interest rate swaps, including U.S.-dollar-denominated fixed rate to variable rate interest-rate swaps in the aggregate notional amount of P.1,354 million, which matured during 2009.

The fair value of our derivative instruments was an asset of P.11,377 million as of December 31, 2009.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

Under Mexican FRS, the Escisión was deemed effective as of December 26, 2007. Under U.S. GAAP, however, the Escisión was deemed effective as of June 10, 2008, the date on which the Telmex Internacional share certificates were delivered to our shareholders, and therefore the businesses transferred to Telmex Internacional pursuant to the Escisión were included in our consolidated balance sheet as of December 31, 2007 and in our consolidated income statement for part of 2008.

Net income under U.S. GAAP was P.19,818 million in 2009, P.21,955 million in 2008 and P.35,833 million in 2007. Compared to Mexican FRS, net income under U.S. GAAP was 3.2% lower in 2009, 8.8% higher in 2008 and 0.6% lower in 2007.

There are certain differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant effects concern the treatment of the Escisión described above and elements of inflation accounting that are determined differently under U.S. GAAP than under Mexican FRS. See — Effect of Inflation Accounting — Effects of inflation accounting on U.S. GAAP reconciliation for periods prior to 2008 above.

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, capitalization of interest on assets under construction and deferred profit sharing. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 17 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2009 to P.17,828 million, or 21.0% of our operating costs and expenses, under Mexican FRS, and P.18,491 million, or 21.2% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 17 to our audited consolidated financial statements.

The estimates were based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value. The same kind of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2009, we recognized net period cost relating to these obligations of P.5,022 million under Mexican FRS and P.5,208 million under U.S. GAAP.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the discount rates that we use to calculate the present value of our future obligations, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the rate of return we assume our pension fund will achieve on its investments and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 10 (Mexican FRS) and Note 17 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees, and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2009, the net actuarial loss of P.5,829 million was due to (i) the effect of an actuarial gain of P.4,372 million due to variations in reference rates that resulted in an increase in the value of plan assets invested in equity securities and fixed-income instruments, offset by (ii) an actuarial loss of P.10,201 million attributable principally to a higher than estimated number of employees retiring and higher than estimated salaries and pension benefits of retired employees.

As of December 31, 2009, 45.9% of fund assets consisted of peso-denominated fixed-income securities and 54.1% consisted of variable-income securities. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2009, the amount of the allowance was P.3,621 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance mainly consists of accounts that are over 90 days delinquent. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

Revenues from Prepaid Telephone Cards

We recognize revenues from the sale of our prepaid telephone service cards based on our estimate of the usage of time covered by the prepaid card. We estimate the period for usage of prepaid telephone cards in accordance with available statistics that reflect the total usage of cards and the total amounts sold. The cards do not have an expiration date.

The prepaid telephone card contains a data chip that “tracks” the number of units of service the card can provide. Each time the card is used, the telephone equipment records the number of units used and reduces the number of available units on the chip. When the number of available units in the chip is reduced to zero, it ceases to function. We track the aggregate number of units sold and the aggregate number of units used, but we do not track the number of units used on a card-by-card basis.

Impairment of Long-Lived Assets

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2009, these include plant, property and equipment (P.104,305 million, net of accumulated depreciation), licenses (P.918 million, net of accumulated amortization) and goodwill (P.276 million, included in our equity investments). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

During 2009, 2008 and 2007 we did not recognize any impairment of long-lived assets, licenses or goodwill.

Fair Value of Derivatives

Under Mexican FRS (Bulletin C-10, Instrumentos Financieros Derivados y Operaciones de Cobertura (Derivative Financial Instruments and Hedging Activities)) and U.S. GAAP (ASC 815, Derivatives and Hedging), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. Accounting for derivative transactions allows us to use the fair values as determined by the financial institutions with whom we enter into these transactions, which we use as the basis for recognition of the derivative instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of accumulated other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge and whether or not the derivative has been designated, and qualifies, as an accounting hedge.

RECENT DEVELOPMENTS

Regulatory Matters

Between November 2007 and February 2008, the Mexican Federal Competition Commission (Comisión Federal de Competencia, or “Competition Commission”) began seven industry-wide investigations to determine whether any telecommunications operators, including Telmex and certain of our affiliates, possess substantial market power or are engaged in monopolistic practices in certain segments of the Mexican telecommunications market. In four of these investigations, the Competition Commission determined in a final resolution that, in the geographic areas covered by our network, Telmex and our subsidiary Teléfonos del Noroeste, S.A. de C.V. have substantial power in certain markets. We filed with the Competition Commission administrative appeals for reconsideration of these four resolutions. The Competition Commission rejected our appeals and we filed petitions for constitutional protection (amparo), which are pending. Based on these final resolutions, the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones) could impose specific tariff requirements or other special regulations such as additional requirements regarding disclosure of information or quality of service. The outcome of these matters, the timing for their ultimate resolution and the consequences for us are uncertain. Findings adverse to us in any of the Competition Commission proceedings may lead to the imposition of regulations, prohibitions or monetary penalties, which in turn could have an adverse effect on our business and results of operations.

We are also subject to certain other ongoing regulatory proceedings that may affect our financial results. See Note 12. Commitments and Contingencies – Contingencies to our audited consolidated financial statements.

Tax on Telecommunications Services

Effective January 1, 2010, the Mexican government imposed a new tax of 3% on the revenues of certain telecommunication services we provide. We cannot yet predict the effects of this tax will have on our financial performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

	By:	/s/ ADOLFO CEREZO PÉREZ
	Name:	Adolfo Cerezo Pérez
Date: March 23, 2010	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this report:

23.1	Consent of Mancera, S.C.

99.1	Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007.